Exhibit 99

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MG.TO - Q2 2019 Magna International Inc Earnings Call EVENT DATE/TIME: AUGUST 08, 2019 / 12:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc . - VP of IR Seetarama Swamy Kotagiri Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Vincent Joseph Galifi Magna International Inc . - Executive VP & CFO CONFERENCE CALL PARTICIPANTS Aileen Elizabeth Smith BofA Merrill Lynch, Research Division - Analyst Armintas Sinkevicius Morgan Stanley, Research Division - Associate Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Chang Ding BMO Capital Markets Equity Research - Associate Colin Langan UBS Investment Bank, Research Division - Director in the General Industrials Group and Analyst Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc, Research Division - Director and VP James Albert Picariello KeyBanc Capital Markets Inc . , Research Division - Analyst Kevin Chiang CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst PRESENTATION Operator Greetings, and welcome to the second quarter 2019 results conference call. (Operator Instructions) As a reminder, this conference is being recorded Thursday, August 8, 2019. I would now like to turn the conference over to Louis Tonelli, Vice President of Investor Relations . Please go ahead . Louis Tonelli - Magna International Inc . - VP of IR Thanks, Ikline . Hello, everyone, and welcome to our second quarter 2019 conference call . We will have formal comments today from Vince Galifi, Chief Financial Officer . Joining us today are Swamy Kotagiri, Chief Technology Officer and President of our Power & Vision segment ; as well as Eric Goldstein ; and Jim Floros from our IR team . Yesterday, our Board of Directors met and approved our financial results for the second quarter ended June 30 , 2019 . We issued a press release this morning for the quarter . You'll find the press release, today's conference call webcast, the slide presentation that go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars unless otherwise noted . We've included in the appendix reconciliations of certain key financial statement lines for Q 2 ' 19 and Q 2 ' 18 between reported results and results excluding unusual items . Our quarterly earnings discussion today excludes the impact of unusual items . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Beginning this year, we adopted a new lease accounting standard that replace previous lease guidance under GAAP . The most significant impact of this new standard on our financial statements was a recognition of right - of - use assets and lease liabilities for operating leases . We recognize right - of - use assets and lease liabilities of approximately $ 1 . 8 billion based on the present value of the remaining lease payments over the lease term . The adoption of the new standard, which has been done prospectively with no prior year restatement, did not have a material impact on earnings or cash flows . The new standard is expected to have approximately 140 basis points negative impact to return on invested capital . Lastly, prior period comparatives have been restated to reflect the transfer of certain assets out of Corporate and Other to the company's operating segments to better reflect the utilization of these assets . And now I'll call -- I'll pass the call over to Vince . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thanks, Louis . Good morning, everyone . Don sends his apologies . He is unable to join us today . Let me proceed with a review of the second quarter highlights including Q 2 results and outlook, the signing of a framework agreement for an electric vehicle manufacturing joint venture with an affiliate of BAIC as well as customer quality awards we received recently . I will start with the second quarter . We posted solid second quarter sales and adjusted diluted earnings per share despite a challenging global production environment, higher costs in our ADAS business, lower equity income, the dilutive impact of divestitures net of acquisitions and a negative impact of foreign currency translation due to the strong U . S . dollar . Overall, our results came in slightly ahead of our internal expectations for the quarter . On an organic basis, sales increased 5 % compared to a 6 % decline in global vehicle production, an 11 % outperformance compared to production . Even excluding our Complete Vehicles segment, sales far outpaced vehicle production . Our slide in the appendix highlights the details . Operating results in our Body Exteriors & Structures, Power & Vision and Complete Vehicles segments all came in slightly ahead of our expectations while Seating came in a bit below . Free cash flow was $ 511 million bringing our year - to - date total to $ 858 million . We returned $ 519 million to shareholders through dividends and share repurchases, and our 2019 outlook is largely unchanged from our previous outlook despite further downward adjustments in our full year global vehicle production assumptions and includes a slight increase in our free cash flow range . I will go through the details later in our financial review and outlook update . A couple of weeks ago, we signed a framework agreement for an electric vehicle manufacturing joint venture in China with an affiliate of Beijing Automotive . The joint venture will combine Magna's complete vehicle, engineering and manufacturing expertise with BAIC's local manufacturing, marketing and distribution footprint . The facility has capacity to build up to 180 , 000 vehicles per year . The first production of electric vehicles under BJEV's Arcfox brand is expected to launch in late 2020 . The joint venture will also be capable of offering EV contract manufacturing services to other potential customers . Magna and BAIC previously formed a joint venture to engineer electric vehicles that will be produced in this manufacturing joint venture . Lastly, we have received quality recognitions from 3 large customers recently . FCA named our Magna Seating unit as their 2018 Interior Supplier of the Year . Ford honored us with a Silver Quality World Excellence Award for supplying hydroformed body components in China, the third consecutive year our China team has achieved this award . And GM recognized Magna as a 2018 Supplier of the Year for our driveline systems technologies, the third time this business has received this award . These awards highlight our continued efforts to supply high - quality, innovative products to our customers . Now let me turn to our detailed financial review . Our consolidated sales were $ 10 . 1 billion, a decline of 1 % from the second quarter of 2018 compared to global vehicle production, which declined 6% . Excluding currency translation, which was a $ 377 million headwind, and divestitures net of AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 acquisitions, which reduced sales by $ 286 million, our organic sales grew 5 % year - over - year . This was largely due to the launch of new programs particularly in our Complete Vehicles segment . We also delivered organic sales changes better than global vehicle production in each of our operating segments . Our adjusted EBIT margin declined compared to last year . We reported 6 . 7 % in the second quarter of 2019 down from 7 . 8 % in Q 2 2018 but slightly ahead of our external -- slightly ahead of our internal expectations . 70 basis points of this decline relates to lower margins in our Power & Vision segment, 30 basis points is due to a decline in Seating margins and 20 basis points related to our Body Exteriors & Structures segment partially offset by 10 basis point improvement in our corporate segment . I'll get into the specifics of these in the segment review . Adjusted EBIT declined to $ 677 million reflecting higher engineering and other costs in our ADAS business ; higher depreciation ; a decline in equity income ; divestitures net of acquisitions ; lower scrap steel recoveries and higher commodity costs ; increased spending associated with electrification, autonomy and research and development ; and higher SG&A, including lower net gains on the sale of assets . These were partially offset by lower launch costs ; higher profits in Complete Vehicles ; lower sales and earnings last year associated with a fire at Meridian, an automotive supplier which impacted OEM production ; as well as productivity and efficiency improvements at certain Body Exteriors & Structures facilities . Equity income declined $ 24 million year - over - year to $ 48 million in the second quarter of 2019 . This related primarily to lower unconsolidated sales particularly in Power & Vision . These were partially offset by a write - down of inventory and receivables relating to one customer last year and lower warranty costs . Excluding equity income, our EBIT margin declined to 6 . 2 % in Q 2 of 2019 from 7 . 1 % in the second quarter of 2018 . Our effective income tax rate increased to 23 . 5 % from 23 . 1 % a year ago primarily reflecting an increase in our reserves for uncertain tax positions, a change in mix of earnings resulting in proportionately lower income earned in jurisdictions with lower tax rates, a higher accrued tax and undistributed foreign earnings and a decrease in equity income . These factors were partially offset by decrease in nondeductible FX losses on balances for which we follow the temporal basis of accounting . Net income attributable to Magna was $ 509 million compared to $ 590 million in Q 2 of 2018 , reflecting a lower EBIT and higher tax rate partially offset by lower interest expense and minority interest . Diluted EPS declined $ 0 . 08 to $ 1 . 59 for the quarter compared to $ 1 . 67 last year . The decline reflects the lower net income partially offset by a 10 % reduction in our shares outstanding . Let's take a look at our segments . Body Exteriors & Structures sales were $ 4 . 2 billion in the second quarter, a 7 % decline from $ 4 . 6 billion a year ago . The decline in sales reflects lower vehicle production in key regions ; a negative impact from foreign currency translation of $ 120 million ; the end of production of certain programs, including the Chevy Cruze ; and net customer price concessions . These were partially offset by new program launches . The segments' organic sales change was negative 4 % compared to global vehicle production, which declined 6% . Body Exteriors & Structures EBIT decreased by $ 47 million in Q 2 2019 compared to Q 2 of ' 18 . Margins declined by 50 basis points to 8 % in the second quarter compared to 8 . 5 % in 2018 . This decline reflects reduced earnings due to lower sales, lower net gains and disposition of assets compared to last year, higher D&A, higher foreign exchange losses, inefficiencies of 2 plants we are closing, high warranty costs, lower scrap steel recoveries and higher commodity costs . These were partially offset by productivity and efficiency improvements, lower launch costs, favorable customer pricing resolutions and commercial settlements and lower sales on earnings last year associated with the Meridian fire . Power & Vision segment sales declined $ 389 million or 12 % to $ 2 . 8 billion from $ 3 . 2 billion last year . This decline primarily reflects divestitures net of acquisitions of $ 318 million, lower vehicle production in key regions, $ 107 million negative impact from foreign currency translation and net customer price concessions . Organic sales increased 1 % year - over - year, far outpacing the 6 % decline in global vehicle production driven by new program launches and increased DCT sales from our European transmissions business . Power & Vision EBIT was lower by $ 98 million, and EBIT margins decreased to 7 . 2 % compared to 9 . 4 % in the second quarter of 2018 . This decline primarily reflects higher engineering and other costs in our ADAS business substantially associated with 3 programs that will be utilizing these technologies, higher depreciation and amortization, lower equity income, the impact of acquisitions and higher spending associated with electrification, autonomy and research and development . These were partially offset by the divestiture of FP&C, which ran margins below segment average . Excluding equity income, EBIT margins declined to 5 . 4 % from 7 . 4 % in 2018 . 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Client Id: 77

AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call

Seating sales were $1.5 billion, up 2% from the second quarter of last year reflecting the launch of new programs and the acquisition of Viza. These were partially offset by lower vehicle production in key regions including uncertain high-content programs; the end of production of certain programs, including the Chevy Cruze; a $49 million negative swing in foreign currency translation; and net customer price concessions. Seating organic sales rose 3%.

Seating EBIT declined by $34 million to $83 million for the quarter while EBIT margins declined by 250 basis points to 5.7% from 8.2% in 2018. This reduction substantially reflects higher launch costs and operational inefficiencies incurred at a new facility, lower equity income, higher commodity costs, higher foreign exchange losses and higher labor and benefit costs.

Lastly, Complete Vehicles sales rose by $522 million from last year to $1.8 billion representing a 41% increase. The increase is primarily due to the launches of the Mercedes-Benz G-Class, BMW Z4 and the Toyota Supra programs as well as the continued ramp-up of the Jaguar I-PACE. These were partially offset by lower volumes on the BMW 5 series as well as foreign currency translation, which reduced sales by $111 million. Organic sales rose by 49% from last year as assembly volumes rose 28% to approximately 43,000 units.

Complete Vehicles EBIT increased by $42 million compared to Q2 of 2018. EBIT percent increased from 0.1% to 2.4% in the second quarter of 2019 as a result of earnings on higher sales, lower launch and other costs and favorable supplier-related commercial settlements in the quarter.

I'm now going to review our cash flows and investment activities. During the second quarter of 2019, we generated $920 million in cash from operations. That's an increase of $453 million from the second quarter of 2018. Investment activities amounted to $587 million, including $328 million in fixed assets, $152 million in acquisitions and $107 million increase in investments, other assets and intangibles. The free cash flow increased by $478 million to $511 million in the second quarter.

We returned $519 million to shareholders in the quarter through the repurchase of $409 million of our stock representing over 8.6 million shares as well as the payment of $110 million in the dividends. So far in the third quarter, we bought back another 1.9 million shares for $92 million. This brings our year-to-date return of capital to shareholders to over $1 billion. Our adjusted debt to -- adjusted EBITDA is 1.19, unchanged from the first quarter, providing continued balance sheet flexibility.

We've made relatively minor changes to our 2019 outlook. We've lowered our assumptions for light vehicle production volumes in each of our principal markets, North America, Europe and China. We've made no changes to our sales ranges for our body and Power & Vision segments and modestly reduced our sales range for Seating. For Complete Vehicles, assembly volumes have come down slightly versus previous expectations resulting in a small change to our sales range. Adjusted EBIT margin range has been reduced by 10 basis points and is now 6.6% to 6.9% mainly merely reflecting a reduction in our Seating margins. Interest expense has been lowered to approximately $90 million from approximately $100 million previously. Equity income, the income tax rate and net income attributable to Magna are unchanged. Capital spending has been reduced to approximately $1.6 billion from approximately $1.7 billion in our last outlook.

And we have increased of free cash flow expectations to $1.9 million to $2.1 billion compared from $1.8 billion to $2. billion previously. Based on previous assumptions, we continue to expect free cash flow in the 2019 to 2021 time period of over $6.5 billion.

In terms of segment margins, we've increased our margin range for Complete Vehicles to 1.7% to 2.2% from the 1.5% to 2% previously. Our margin ranges for Body Exteriors & Structures and Power & Vision structures are unchanged, and we have lowered Seating to a range of 5.7% to 6.2%, down 50 basis points to reflect higher launch costs -- to reflect higher costs to launch new programs, lower equity income and the impact of lower sales.

In summary, considering the challenging vehicle environment and currency headwinds, operating results remain strong. Our organic sales outpaced global vehicle production in each segment. Free cash flow was $511 million, bringing our year-to-date total to $858 million. We returned $519 million to shareholders, and our 2019 outlook is largely unchanged from our May outlook with modest sales and margin reductions, no change expected in our net income range and increase in our free cash flow range for this year.

Thanks for your attention this morning. We are now pleased to answer your questions.

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Client Id: 77 QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from the line of John Murphy with Bank of America Merrill Lynch . Aileen Elizabeth Smith - BofA Merrill Lynch, Research Division - Analyst This is Aileen Smith on for John . First question, if I look at your full year margin outlook of 6 . 6 % to 6 . 9 % and what you put up in the first half, it looks like your margins are going to be roughly flattish in the back half of the year versus what's been a typical sequential step down from 1 H to 2 H . Is this just a function of easier year - over - year comps from a tough first half? Or does this bake in meaningful progress and traction on some of the operational inefficiencies and excess costs that you've outlined so far this year? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO I think there's a couple of things that are going on . I think a part of it is comps . I think a part of it is also distribution of sales first half and second half . In terms of kind of as I look at second half of the year, what we're thinking at the beginning of the year and where we kind of are today, what we had built into our forecast previously and what we experienced is continued improvements in underperformance . We're seeing launch costs certainly a reduction of that benefiting us and making no changes really to Power & Vision, which was a big focus for us in Q 2 that allowed us to keep our margin range pretty well intact . And Amy (sic) [Aileen], as you look at the margin range and decline, you have the top end and bottom end by about 0 . 1% , I attribute that essentially to really just a couple of things . I think the biggest piece of that is Seating, and I'm sure we'll have some questions on Seating during the call . And part of it is just volume reduction . But the rest of our business is, even with the volumes coming off a little bit, are pretty well intact . Louis Tonelli - Magna International Inc . - VP of IR Yes . I mean Steyr has been launching so we're through the launches, so that should have a -- that should be stronger going forward . We have some restructuring activities in the first half of the year that we should see some benefit in the back half of the year . There's some facilities that have been losing money that we're closing, so we'll get some benefit from that . So -- and you got to think of just the volume impact so -- and we've got some things that are offsetting just overall seasonality in Q 1 . Aileen Elizabeth Smith - BofA Merrill Lynch, Research Division - Analyst Great . That's very helpful . Second question, one of the hot topics of discussion among suppliers this quarter has been pricing dynamics . And you said in the press release a few times normal customer price concessions . But then in one segment you noted favorable customer price resolutions and commercial settlements . Can you characterize the pricing environment broadly with your customers? Are they pushing back on price in any significant way? Or has your ability to push this down to your supply chain proven more difficult in recent quarters? And does the pricing dynamics differ across your segments and products in any way? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO A lot of questions there, Amy . Just in terms of -- first thing you talked about is commercial settlements . In the course of the year, quarter - to - quarter, group by group, there will be ongoing discussions regarding commercial items . And sometimes they're settled in our favor, sometimes they're not . So that was the comment in the MD&A and press release about commercial settlements . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 I would characterize generally the pricing environment as always challenging in our industry . Customers are always looking for the best price and the best quality . If I kind of look back over this year, I'd probably say that the pricing environment is becoming a little more challenging with the customers stepping up focus on price reductions . That will vary by customer . It will vary group by group . Part of it's going to depend on a number of programs that are -- we're going after or launches . The only thing I would think that -- as we talk to our customers, I think there is more of a willingness to look at ways to optimize overall cost structure . Looking at different ways of doing maybe the same thing so we may achieve an overall price reduction on the final product . But if you're able to take costs out of the system, whether it's in our operations or at the customers' or suppliers, it could be margin neutral . Aileen Elizabeth Smith - BofA Merrill Lynch, Research Division - Analyst Okay, and one last question if I may . A bit of a longer term but you mentioned some of the work that you're doing on Power & Vision in the second quarter . Is there any reason that Power & Vision can't return to an 8 % to 10 % margin business over the long term after some of the higher engineering costs for electrification and autonomy are worked through and your joint ventures and equity income potentially recover? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Swamy, do you want to handle that? Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Sure, Vince . Yes . I think we touched upon some product rationalization in China . We were talking about 6 DCT 250 with the wet clutch, we're talking about the right product features for China . We continue to see actually an increased demand in Europe for our DCT family of products, including the hybridized version of the dual - clutch transmission . We continue to see a demand on the driveline products for our 4 - wheel drive, all - wheel drive . I think as we go through the establishment of the platform technologies that we are going through, whether it's in electrification or in autonomous or ADAS products, I think we will definitely see a -- using this foundation for the proliferation in products going forward both in our JVs in China for our powertrain products as well some of our core technologies in ADAS . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO And Amy, let me just add some additional just comments . If you think about our Power & Vision segment in 2019 , we talked last quarter about some of the additional costs with 3 programs, new technology programs that we said were going to impact consolidated margins for about 40 basis points . That's consolidated so it's a bigger impact certainly on our Power & Vision segment . And those programs will start to ramp up in ' 21 -- around the ' 21 time frame . So as we get through that engineering spend, that's going to step up margins . The other thing that is impacting equity income is the investment we're making on electrification for some programs in China with our HASCO joint venture, and that business starts to ramp up in ' 21 . So if you kind of fast forward to ' 21 and you move to a more normal spend for our ADAS business, some of the heavy electrification spending starts to reduce as an overall percentage of sales, that should help drive margins in our Power & Vision segment to a more normal level versus where we are today . Louis Tonelli - Magna International Inc . - VP of IR And I'd add more broadly, we're expecting equity income to be higher in ' 21 than we are today . I mean some of it is HASCO, some of it is the rest . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Operator Our following question comes from the line of Peter Sklar with BMO Capital Markets . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Peter? Chang Ding - BMO Capital Markets Equity Research - Associate This is Chang Ding filling in for Peter. Sorry, I'm not sure why my line didn't work earlier. So just on (inaudible), can give us an update on the joint venture in China? Like are the take rates for the DCTs improving? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Swamy, you want to deal with that one? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision Yes . I think one of the -- there were a few reasons when we talk about the China and the joint ventures for this product . One is the China 6 impact, looking at the OEM plants for the China 6 homologation . There -- the 6 DCT dry was in some engine platforms that had not gone through the China 6 homologation and, therefore, we saw an impact besides the normal volume impacts in China . We -- as we mentioned last time, we are working through the product rationalization of the 6 DCT 250 . We are glad to say we are in some advanced positive discussions with a couple of OEMs in China on these 2 products . And we see a positive outlook on that . Maybe Vince or Louis, if you can add some . Louis Tonelli - Magna International Inc. - VP of IR Yes . I would just add if you look at our equity income, and haven't changed our equity income for the year . So if you're looking at ' 19 specifically, we're pretty much in line with what we said, up a little bit in Power & Vision but pretty much in line with what we said previously . So it's beyond ' 19 we talk about . Chang Ding - BMO Capital Markets Equity Research - Associate We see that you lowered vehicle production volumes in all the markets just by a tad. Just wanted to understand what's behind that. Are you seeing it in terms of releases? Or is it based more on the forecasting service that you rely on? Louis Tonelli - Magna International Inc. - VP of IR Yes, more forecasting services, at least on the -- but it's pretty insignificant both in North America and Europe. A little more severe in China and some of that relates to just what we saw in Q2 but more or less in line with where the market is. AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Chang Ding - BMO Capital Markets Equity Research - Associate Okay. And for -- we understand that sales and production volume in Western Europe is -- has been weak. So like what is your view on the production outlook given obstacles such as Brexit and other uncertainties? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Beyond 2019 ? Chang Ding - BMO Capital Markets Equity Research - Associate Yes, beyond 2019 . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO I think our view today, which obviously we'll have to fine - tune as we get into our 2020 outlook, is that there's probably going to be a little bit more softening in North America, Europe as well . China has, hopefully, has bottomed out . But I'd say from a macroeconomic perspective, there is heightened uncertainty with the various trade discussions going on in the globe . So it's something that we're monitoring pretty closely . And I'd say the mindset in the organization is really focused on making sure our cost structure is completely aligned with whatever happens in the market . I -- as I sat through -- as our executive team sat through our last quarterly review meetings, each one of the groups talked to us about how they are preparing for the softening in vehicle volumes that has taken place and what actions they would do if volumes would come off for some trade disputes and so on . So inside, I think we're prepared for -- if things do slow down . We don't see that right now, but we're always on guard . Operator Our following question comes from the line of Itay Michaeli with Citi. Itay Michaeli - Citigroup Inc, Research Division - Director and VP Just wanted to get an update on some of the issues from Q1 in the ADAS business. Just how are those going? As well as just how you're feeling about your win rate within ADAS year - to - date. Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Vince, if you want me to take that . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, please, Swamy . Yes . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Yes . One of the key things for us we're launching the leading - edge technology on LiDAR . That was one of the things . We are also looking at an advanced complex program in terms of the features for the camera - based program . So they will say under estimation in terms of scope of work, development testing, validation . So that was a fundamental reason . But that said, there have been significant steps taken in terms of focus, senior management having focused on the program . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 As we took some significant steps, we are looking at hiring to reduce the outsourced engineering . We had to build a significant team going through this program . But as we go through this, we'll have the testing and validation infrastructure for the future . We'll have a good process for the requirement analysis and testing strategy . But we'll also have a foundation for the LiDARs going forward and also some significant core software algorithms . As we go through the process right now, our primary focus was on trying to get stability on the program, and we see really good progress . And there is some positive discussions in looking at the optimization . And none of the optimization has been included in the outlook as we want to get clear stability going forward . And so going forward in the next 1 . 5 years, there could be improvements to what's included in the outlook right now . Itay Michaeli - Citigroup Inc, Research Division - Director and VP That's helpful . And just one follow - up maybe for Vince . I was hoping you can comment on whether you're seeing any signs of stress in the supply chain . And also just the volatility in production schedules, whether that's getting more volatile, less volatile as you kind of get into the third quarter and how you're trying to kind of deal with that . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Let me start with sort of volatility . If I would -- if I look at sort of Q 2 and Q 1 , I'd probably say volatility hasn't increased as you can tell by our kind of viewing our outlook on the various segments . Where even though volumes are off a little bit, we're holding sales pretty firm to our previous guidance . With respect to the supply base, we got a pretty active group in our organization to monitor our supply base . I'd say at any point in time, there's always a few suppliers on there that we're monitoring, and we've got some concerns and we're looking at what our sourcing strategies are . I'd say it's probably not elevated until, I think, at the end of Q 2 versus where we've been in the last 3 or 4 quarters, pretty normal . But we typically have a handful of suppliers that we've got our antennas up and figuring out what our game plan is if just some issues there . Operator Our following question comes from the line of Brian Johnson with Barclays . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Just wanted to ask a couple points . First, more housekeeping . You indicated earlier that the guide was based on external forecast . There are many of our models who are below IHS production for China in 4 Q, and some of the other parts companies have guided to continued double - digit declines, even in 4 Q . So just -- yes, have you thought about that? And what's your sensitivity to that? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . So it's Vince . So when we look at China, our big focus is our top 30 vehicles . Our top 30 vehicles in China account for about 70 % of our consolidated sales in that region . Let me remind you in Q 1 , top 30 vehicle volumes were down 13% . From a year ago in Q 2 , they were down 18 % from a year ago, so pretty significant reductions . And if we look at kind of the second half of this year, our expectations is that our top 30 platforms on a year - over - year basis are going to be down 19% . But if you compare kind of where we thought we were going to be in the second half, I think, in the last quarter and where we think we're going to be this quarter for the second half, the decline has deteriorated . We were -- I would say previously, we would have thought it were going to decline 13% . We are now about 19% . So there's been further erosion in China . And our top 30 programs, let's talk about forecasters . We shouldn't look at the forecasters . But in all markets and in particular China, we're also looking at information we have from our customers on production plans for at least the next quarter or the next 6 months . So it's a combination of both, and that's how we derive our numbers and really build up our forecast bottoms up based on platform by platform . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Okay . And secondly in your electric vehicle joint venture, Beijing, I believe, unless it's a different Beijing, is also the partner of Mercedes there . So is that potentially a future in scope serving Mercedes in China through that joint venture with Beijing Auto? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, the BJEV joint venture, its primary focus is to assemble vehicles for BAIC on the electric side . We have -- or will have 180 , 000 units of assembly capacity . So to the extent that, that capacity isn't being used directly for BJEV products, we're going to have the ability to do some contract vehicles assembly for others, I think including a number of customers . Operator Our following question comes from the line of Kevin Chang with CIBC. Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Just a couple for me . I think Vince, you mentioned you've gone through some scenario analyses with -- amongst the executive team to get a sense of, I guess, various outcomes . I'm just trying to get a sense of, one, are you willing to share kind of what you think the range of global production could be in terms of maximum? And then secondly, how do you see decremental margins playing out depending on those scenarios? I mean you've seen -- this must be the second year of production declines . Margins are down from -- about 150 basis points from where they were a couple years ago . How do you see that decremental margin through that scenario analysis you've done? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I mean your comments are about margins being down 150 basis points . Recall coming into whether ' 18 and ' 19 that we have a pretty big step up in our investment on electrification and autonomy . And we've covered that off quarter after quarter in terms of the significance of that as we're ramping up that business . So I think you got to take that into account . I think you also have to take into account the increase in the Magna Steyr business, which operates at the low Magna EBIT margins although a good business . But it operates at the low Magna EBIT margins . So adjusted for that, I'd say the margins that -- I don't know what the exact number is but it's not the magnitude you've indicated . In terms of scenario planning, certainly in my office, I've got a bunch of analysts working for me that do a whole bunch of scenario planning . But truthfully, if push comes to shove, what really counts is at the divisions and at the groups . And what that decremental margin could be if volumes were off, it really depends on the specific platform . How long are volumes just going to be down? What happens to programs? Do they get delayed, impact on engineering costs and so on and so on . So it's really hard to build up a bottoms - up analysis on what happens if volumes decline . Because I couldn't get possibly all the various assumptions of the divisions to do something like that . What we're concerned as an executive team is that we've got the right mindset in the organization . How are people thinking about if there are -- in their particular product area, in their particular plan, what are they thinking about? What would their actions be? And we're confident with what we're hearing from the groups and the divisions that people are focused on this . Unfortunately, we have cut down our labor force so far this year . And depending on where volumes are, we may have to make adjustments as well . We don't spell it out, and there's severance costs here and there . It's all part of -- I view it as part of normal operations . So we'll -- I think we're ready if volumes do change . I think we're ready if volumes go up as well . And we've got the right mindset in the organization . And the only sort of proof, Kevin, I can maybe give you, as you go back to the last significant downturn in the ' 08 and ' 09 time frame, our volumes dropped by a very significant amount . We're primarily generating most of our profits from North America . Today, we're better diversified with AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call profitability in North America, Europe and China in particular. And we did pretty good in that last significant downturn. And I don't see anything 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 like that coming, just slight adjustments like there have been over the last couple of years . We've been able to continue to grow sales as we talked about in Q 2 of this quarter . Louis Tonelli - Magna International Inc . - VP of IR Some of that is insourcing what we had previously outsourced . Some of that is just taking some people out, reducing discretionary costs . Some of that is takeover business . We took over about $ 1 billion of business in the last downturn, and that helped to mitigate the impact . So there's things that we can do and things that we have done in the past to mitigate the impact of the decline in volumes . Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst That's helpful . And maybe just a housekeeping one for me, and I apologize if you mentioned this in your prepared remarks . The $ 1 . 6 billion of CapEx you're going to do this -- you're down a little bit from what you were guiding before . Is that kind of a good -- is that kind of a run rate we should be thinking about also through 2020 and 2021 when we look out the next 3 years? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Well, I mean our previous numbers were roughly in line with where we were -- we started the year $ 1 . 7 billion, so that's kind of our baseline . And I'm sure there's always room to look at discretionary spending . But that's kind of -- that was our baseline at the start the year . Kevin, I mean it could move up and down a little bit, but I think at $ 1 . 6 billion, $ 1 . 7 billion is probably not a bad run rate if you want to model something . Operator Our following question comes from the line of James Picariello with KeyBanc Capital Markets . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Can you just quantify the ADAS spending in the quarter? I mean it sounds like your full year outlook related to these costs is unchanged . But just curious if you could provide some color on the quarter . And then is there any change to the separate bucket of that incremental autonomous and electrification spend? I believe that was on track for an incremental $ 70 million this year, if that's right? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO James, this is Vince . Let me just give some color . Just in terms of, I'd say, the overruns on these 3 programs, we talked about in May that the impact was about 40 basis points on adjusted EBIT margin on a consolidated basis . If I look at the quarter, I'd say the impact on a consolidated basis was about 40 basis points . And I'd say as I look at Q 3 , Q 4 , probably going to be around 40 basis points . In terms of our incremental EV and AV spending, we had talked about that being about $ 70 million incremental in ' 19 versus ' 18 . This could be tracking a little bit lower now, probably around $ 50 million higher than 2018 levels . I'd say that the primary reason for that is we've got a lot of focus on these 3 advanced ADAS programs that we've talked about, and our resources have been shifted to these programs so that there's less spending on some of the other things that we wanted to get accomplished in the course of the year . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Okay, that's helpful . And on Seating, can you talk about the launch costs and the new facility inefficiencies that affected the quarter? You obviously lowered your margin guidance for the full year . So just curious what the trajectory is for these headwinds through the back half? And I also saw AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 that Magna's opening up its first seat structures plant in the U . S . I believe it's an initial award for a plug - in model early next year . So are you seeing any additional opportunity more broadly within the structures portion of the business given some of the known competitor dynamics out there within that business? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Just in terms of kind of Seating margins, maybe I'll talk about it kind of the year - over - year and maybe give you some color on the second half of the year . If I look year - over - year, our reported Seating margins were down about 2 . 5% . And I'd say that half of that relates to increased commodity costs and a reduction in equity income . And the reduction in equity income is substantially a result of more volumes in China . The balance of that -- so about half of that 2 . 5 % relates to the launch costs and inefficiencies which was in -- inefficiencies in the launch of the BMW program . So obviously, that one program alone had significant impact on reported margins . But the rest of the business, we're still tracking pretty well on track, subject to commodity costs . If I think about the second half of the year, where we're bringing down margin, top end, bottom end, by about 50 basis points, I'd say that the biggest contributor to that, which is interesting, just impact on the volumes there, the biggest impact there is "higher than expected from our previous outlook" launch costs in that facility . Does that -- if we get through -- and as we get through 2019 expectations is we should start to see the light at the end of the tunnel by the end of the year, so we'll see some of that margin improvement come back in 2020 . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Got it . And then the seat structures plant . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . From an opportunity standpoint, yes, just generally, just in our Seating business, we've been outgrowing the market for years and years in all the markets that we operate . And we continue to see opportunities, how much of that relates to other supplier . I'm not the one to talk about that, but we certainly -- the trend continues to be there . Louis Tonelli - Magna International Inc . - VP of IR And we're definitely growing in this area . Operator Our following question comes from the line of Colin Langan with UBS . Colin Langan - UBS Investment Bank, Research Division - Director in the General Industrials Group and Analyst Congrats on a good quarter . Any color on the new EV assembly plant in China? When -- what kind of investment will be needed? And when will we actually start seeing results out of this business? Sounds like a multiyear opportunity . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, what we've said was that our investment, when we look at the engineering and the assembly plant, because remember, there's 2 joint ventures there, we said it would be under $ 100 million in total for both of those investments . In terms of launching of the product, it's going to start -- we AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 expect it to start late 2020, I guess Q4 of 2020. Whether that gets pushed out a quarter or so, I'm not really sure. But I think you're going to start to see some impact on profitability, really, you should be looking at 2021. Colin Langan - UBS Investment Bank, Research Division - Director in the General Industrials Group and Analyst Okay. And can you just remind us the impact year - to - date of the tariff in China? And then what -- if there's any impact at all from -- if there's a List 4 tariff risk? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Tariffs in total year - to - date are about $ 15 million . We're estimating kind of a run rate in the back half of the year, $ 9 million, $ 10 million . And there is no impact as far as we can see from List 4 to us . List 3 had some negative impact . The removal of the 232 in Canada, you had to have -- I'm sorry, Canada and Mexico had some positive impact . They kind of offset each other, but nothing from List 4 . Colin Langan - UBS Investment Bank, Research Division - Director in the General Industrials Group and Analyst Got it . And just lastly, commodity costs have come down a lot, but I know you have some sort of offset with the recovery on scrap steel . Does the net decline still help you as you go through the rest of the year with commodity being down so much in the quarter? Or is it a wash with the lower scrap recovery? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO We're -- so far this year, we see sort of headwinds from commodity costs, and we're expecting that for the balance of the year . The way I would characterize it is that we're under some, obviously, a lot of customer resell programs on steel . But we also have some fixed contracts on an annual buy . Those were renegotiated at some point late in 2018 . And as a result of the new fixed price contracting, our steel costs have actually gone up in that area . At the same time, revenue from scrap's come down, and that's really resulted in an increase . What we call commodity cost increases, it's really higher steel in certain areas, offset or -- and in addition, lower scrap revenue, and we expect that to continue for the balance of this year . Louis Tonelli - Magna International Inc. - VP of IR Now great, if steel remains low, then as we renegotiate for next year, we should see some benefit next year. But in terms of this year, we're fixed on some of that steel and the lower reset or -- yes, lower scrap (inaudible). Operator Our next question comes from the line of Armintas Sinkevicius with Morgan Stanley . Armintas Sinkevicius - Morgan Stanley, Research Division - Associate Could you provide an update on some of the initiatives around Lyft and Waymo? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Swamy, you want to handle that one? AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision Yes . I think our partnership with the Lyft, as discussed in terms of the development program, is proceeding as planned and good . And obviously, there is some sensitivity around disclosing specific milestones and accomplishments, but all said and done, moving well . We have hired employees . They're colocated with the Lyft employees in Palo Alto, and I think there were some discussions . Just a clarification . Lyft recently released some data, but it's a very small portion of the data for economic purposes . But all in all, it's moving as planned . Armintas Sinkevicius - Morgan Stanley, Research Division - Associate Okay . On the Waymo side . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Vince, you want to talk about the operating piece of it . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO I mean I don't think there's really much to comment on that, Swamy, unless you want to add some color to it . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision No . I think, again, the -- given the sensitivity of the topic, as discussed in the last calls, the program of the -- working with Waymo on the vehicle outfitting is proceeding well . Again, couldn't give too much details on it . Armintas Sinkevicius - Morgan Stanley, Research Division - Associate Okay . And then just at a higher level in this environment, you have a more sort of entrepreneurial approach to how you run the organization, where the plant managers have more discretion and power over how they choose to operate their business . Can you talk about some of the benefits from that in this challenging environment as well as some of the challenges that come with trying to shift around the priorities in the organization and get everyone on the same page? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, I think the big benefit is that our general managers and assistant general managers are compensated based on bottom line results or the cost for capital employed in their particular business unit . Very transparent in terms of what the results are . And they mostly know what their numbers are, and they know what trigger points there are to deal with all that . So they are really close to the action . They're closer than anyone sitting in a corporate office in Toronto or a corporate office in Detroit or somewhere in Europe trying to figure out what should we be doing at the plant . They see it first hand, and they're quick to react . So that is a significant benefit of our operating structure . In terms of shifting priorities, you have the entrepreneurial plants . You also talked about entrepreneurial groups . But there is a lot of coordination and discussion at the senior level of the organization, whether it's the executive team at Magna or the various group presidents on priority . We meet on a very regular to talk about a whole bunch of things . So through those discussions, we're able to effectively set priorities for the entire organization . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Operator Our following question comes from the line of Dan Levy with Crédit Suisse . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst I wanted to first ask, did I hear correctly that you reaffirmed your $ 6 . 5 billion free cash target from ' 19 to ' 21 ? That's correct . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . At this point, based on all of our previous assumptions, we are reiterating the number, yes . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay, All right . Well, so let me ask about that and that comment previous assumptions . So obviously, your -- the end - market assumptions are based on end markets that are -- have changed somewhat meaningfully . I think you have in there North America SAAR -- North America production of roughly 17 million . So just to clarify, so that $ 6 . 5 billion is based on those old prior end - market assumptions, and we could then sensitize that to sort of revised end - market assumptions . And so that may change that number . Is that correct? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, I think if you look at -- out 3 years, we certainly had a number of assumptions. We're looking at production not -- as opposed to SAAR. So what we had in North America to 2021 was 17 million units production. Assume Europe, 22.9 million. Right now in North America, our latest outlook is 16.6 million, so a little bit of an increase in Europe. We're 21.4 million. With respect to our top platforms in China, we're at 4.9 million in 2021. Based on our previous assumptions, we're at 2.6 million for '19. Obviously, those assumptions assume some significant improvement. We're going to have to go back and get through our business plan and build this all up . It's not as simple as just flexing this . And the reason I say that, just think about 2019 , where we started the year with higher production assumptions in North America, Europe and China . We've been bringing those production assumptions down, but our free cash flow target actually moved up . I mean there's just a whole bunch of reasons for all of that . So we really got to get through our business plan . But generally, I'd say if production is going to be lower, that's going to be headwind, subject to offsets we can -- we have elsewhere, subject to new business ventures that we factored in . We just look at working capital, we just look at capital as though it's a factor . That's what we were considering in here . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . And then as far as the segment dynamics within that free cash flow guidance or however that may change, how should we think about the interplay between the segments in terms of reaching that? Because I believe if we look at, for instance, Body Exteriors & Structures, which doesn't get a lot of airtime although it's your largest segment by a wide margin, looks like it's increasingly cash flow -- capital efficient in generating larger cash flows . So how should we think about the interplay between those segments? And where there may be more upside, which segments you may lean on a little more to generate that extra cash or have better capital efficiency? AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO If you kind of think about our business units, start with our biggest one, which is our Body Exteriors & Structures group . If you go back over the last couple of years, they've been a heavy user of capital as they put a whole bunch of capacity in place for new business awards, and there is significant launch costs . We also had some underperformance in some of our operations in our Body Exteriors & Structures group . But what we're seeing in 2019 , and we expect to see contribute in 2021 , is the benefits of the sales flowing through the capacity that we've put in place as well as I'd call it self - help on some of the underperforming operations, where in my formal comments today and if you went through my comments I think even in the Q 1 , that's been contributing to overall improvement in operating performance in that group . We had a -- I had a question on our Seating, in our Seating margins and the impact of just one significant launch that it's having in 2019 . We expect it to turn around as we get into 2020 . And that's not going to be volume dependent . It's again, call it, improving our overall operation and getting through the launch . In our Power & Vision segment, a big contributor that's not going to be volume dependent is our spending on ADAS on those 3 programs . And both Swamy and I have made some comments on that and some of the progress that, hopefully, we're going to make with that program and that program ramping up in ' 21 . Our HASCO joint venture, where we're investing in startup costs for a pretty significant program in China, that's going to start to ramp up as well . So again, we're going to see the benefits of all that . In terms of Magna Steyr, I think it's going to be a little bit volume dependent, mix dependent . But some of those programs are really not going to be that sensitive to kind of more of the macroeconomic environment given the premium brand that we're selling to . So a long - winded answer to your question . I'd say there's a whole number of things that we're doing in the organization that are going to be driving some performance irrespective of volumes . And obviously, there'll be some impact that volumes are down on some of our other businesses . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Understood . That's helpful . And if I could just follow up on a prior comments that was made . You noticed that your -- noted that your autonomous and electrification spend, you're previously looking at a $ 70 million increase this year, but now it's only $ 50 million . If you could just explain that a bit more . And it sounded like you're maybe allocating the resources towards some of the other ADAS programs . Just want to understand . I would have thought that just given where the secular trends are and given everything we've heard from other suppliers is that -- or other players in the industry is that resources only need to increase and not moderate, that ,that's something that you would have sort of maintained regardless . And if we think about any potential weakness in that environment, how should that number moderate over the next few years if a weaker environment lays hold? Are you going to maintain it regardless because these are trends that need to be invested in? Or would you flex that down? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, I think -- go ahead, Swamy, I can comment afterwards . Go ahead . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision No . Vince, I think you did make a comment in the beginning . I think it was more a resource shift in terms of addressing some other focused areas, the parts of the program being that they have to stabilize and which we are to get to a point that we feel comfortable . Not only that, like in my previous comments, I said that some of the things that we are doing, whether it's in terms of the LiDAR platform or in terms of some of fundamental software features would be serving as a core or as a foundation for the other things . So I think it's a little bit of a focused approach on hitting some of the key topics that are relevant, not just for the programs but also for the future . So it's not actually reducing, but it's more focused as in trying to do a couple other things that we would have done . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 As far as the sensors, in terms of camera, the high - definition radar, the LiDAR, the domain controller and the associated software, this continues to be our focus . And I don't think there's a shift in importance to that at all . In electrification, we talked about the program and the product focus that they're having . We continue to see actually increased demand in terms of the DCT product . We continue to see the all - wheel drive, 4 - wheel drive . We talked about the electric drive shaft . So I think the building - block approach that we started is paying off, and we continue to stay focused on that . If anything, the power electronics software side of things with the appropriate and the right skill, we continue to ramp up . And part of that ramp - up has been focused on the programs that we have at hand . But there's a good balance there, I think . Vince, maybe a few comments . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO No, that's fine. Go ahead. Swamy, I think you've covered everything I was going to try to deal with. That's good. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . If I could just squeeze in one more . Just with the European emission regs coming into effect next year, could you just talk to whether there could be upside to your DCT take rates, and whether there could be last - minute OEM modifications to their vehicles to meet those regs? What type of upside there could be just given -- even in spite of sort of the last - minute nature to meet some of those regulations? And what you're hearing . Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision Yes . I think that's a good point . I think we're actually not seeing any meaningful impact to the current demands, right, for our DCTs and 4 - wheel drive, all - wheel drive products . But in some cases, we are actually seeing the increasing request for multiple customers for our DCT products over the remainder of this year . And if the diesel volume reduction continues, that has to be compensated by the higher penetration rates of electrified systems . And with the Magna products, in terms of the DCTs or the Flex 4 disconnect systems, we could have an opportunity there . Operator Mr. Tonelli, there are no further questions at this time. I will now turn the call back to you. Please continue with your presentation or closing remarks. Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, thank you. It's Vince. Thanks for listening in today. All in all, a very solid quarter. We continue to be disciplined and adjust our business to the current environment. Hope you all have a good day . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Thank you . Operator That does conclude the conference call for today . We thank you for your participation, and ask that you please disconnect your line . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2019 , Thomson Reuters . All Rights Reserved . AUGUST 08, 2019 / 12:00PM, MG.TO - Q2 2019 Magna International Inc Earnings Call 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.